02 AUG 27 AM 8:17

ITC Limited

Registered Office
Virgi[redacted]
37 [redacted]
Tele
Fax

02049609

SUPPL

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Executive Director
The Delhi Stock Exchange
Association Ltd.
DSE House
3/1, Asaf Ali Road
New Delhi 110 002

The Manager Listing
Bangalore Stock
Exchange Ltd.
Stock Exchange Towers
51, 1st Cross, J. C. Road
Bangalore 560 027

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11, Second Line Beach
Chennai 600 001

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Hyderabad Stock
Exchange Ltd.
3-6-275, Himayatnagar
Hyderabad 500 029

The Executive Director
The Stock Exchange, Ahmedabad
Kamdhenu Complex
Panjarapole
Ahmedabad 380 015

The Secretary
Cochin Stock Exchange Ltd.
MES Buildings, Dr. P. K.Abdul Gafoor
Memorial Cultural Complex
36/1565, 4th floor, Judges Avenue
Kaloor
Cochin 682 017

The Secretary
Pune Stock Exchange Ltd.
'Shivleela Chambers'
752, Sadashiv Peth
R. B. Kumthekar Marg
Pune 411 030

The Secretary
The Uttar Pradesh Stock
Exchange Association Ltd.
Padam Towers
14/113, Civil Lines
Kanpur 208 001

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Dear Sirs,

We write to advise that the Company has acquired further 56,000 Ordinary Shares of Nepalese Rupees 100/- each of Surya Nepal Private Limited (Surya Nepal), earlier known as Surya Tobacco Company (P) Limited, a company incorporated under the laws of Nepal. With this acquisition, the total shareholding of the Company in Surya Nepal has gone up from 49% to 59%.

As a consequence, Surya Nepal has become a subsidiary of the Company with effect from 20th August, 2002.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

dlw 9/4

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.